April 14, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Frank Wyman

Angela Connell

Re:	Teva Pharmaceutical Industries Limited

Form 10-K for the Fiscal Year Ended December 31, 2024

Form 8-K dated January 29, 2025

File No. 001-16174

Ladies and Gentlemen:

On behalf of Teva Pharmaceutical Industries Limited (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated April 7, 2025 to Amir Weiss, the Company’s Senior Vice President, Finance and Chief Accounting Officer, with respect to the above-referenced Current Report on Form 10-K for the Fiscal Year Ended December 31, 2024 filed on February 5, 2025 and the Current Report on Form 8-K filed on January 29, 2025.

For your ease of reference, we have set forth below the Staff’s comment in italics, followed by the Company’s response thereto.

Form 8-K dated January 29, 2025

Exhibit 99.1

2025 Outlook, page 1

1.

Staff’s Comment: Your 2025 outlook omits the comparable GAAP financial measures to non-GAAP operating income, adjusted EBITDA, non-GAAP diluted EPS and free cash flow. Please revise this presentation in future filings to include the corresponding GAAP financial measures with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10(a) of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K, the Company historically has not provided comparable GAAP outlook financial measures or quantitative reconciliations of the Company’s non-GAAP outlook financial measures, including non-GAAP operating income, adjusted EBITDA, non-GAAP diluted EPS and free cash flow, to the most directly comparable GAAP outlook financial measures. The Company is unable to predict with reasonable certainty the ultimate outcome of certain significant line items that would affect the computation of such GAAP outlook financial measures and reconciliations including, but not limited to, the amortization of purchased intangible assets, legal settlements and loss contingencies, impairment of long-lived assets and goodwill impairment, without unreasonable effort. The foregoing explanation was also set forth in a disclaimer included in the Company’s earnings press releases for its prior reporting periods that referenced non-GAAP outlook financial measures, as well as the Company’s earnings presentation for the fiscal year ended December 31, 2024, but was inadvertently omitted from the earnings press release for the fiscal year ended December 31, 2024. In response to the Staff’s comment, the Company will ensure such disclaimer is included whenever the computation of such information cannot be completed without unreasonable efforts in its future earnings press releases and other relevant public earnings-related materials that include disclosures of the Company’s non-GAAP outlook financial measures.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please do not hesitate to call me.

Sincerely,

/s/ Amir Weiss
Amir Weiss
Senior Vice President, Finance and Chief Accounting Officer
Teva Pharmaceutical Industries Limited

cc:

David McAvoy, Executive Vice President, Chief Legal Officer, Teva Pharmaceutical Industries Limited

Dov Bergwerk, Senior Vice President, General Counsel-Corporate Affairs, Teva Pharmaceutical Industries Limited

Ross M. Leff, P.C., Kirkland & Ellis LLP